Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

October 26, 2010

VIA EDGAR

Ms. Kimberly A. Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	The Motley Fool Funds Trust (the “Trust”)
File Nos. 333-156770 and 811-22264

Dear Ms. Browning:

This letter responds to your comments regarding post-effective amendment no. 4 to the registration statement of The Motley Fool Funds Trust (the “Trust”) as filed with the U.S. Securities and Exchange Commission (“SEC”) on August 12, 2010, which we discussed by telephone on September 27, 2010.  Your comments and the Trust’s responses are set forth below.

1.     Comment:  In the Fee Table, please add the parenthetical from Form N-1A after “Maximum Deferred Sales Charge (Load)”.

Response:  The parenthetical has been added.

2.     Comment:  In the Fee Table, please break up the information in the parenthetical after “Redemption Fee” into two separate parentheticals.

Response:  The requested revision has been made.

3.     Comment:  In the Fee Table, please add “Total” at the beginning of the last line item in the annual fund operating expenses table.

Response:  The word has been added.

4.     Comment:  In the Fee Table, please add disclosure to the expense limitation agreement footnote regarding who can terminate the agreement.

Response:  The requested disclosure has been added.

5.     Comment:  In the Fee Table, please revise the expense limitation agreement footnote to make clear that the net expense figure will increase to the extent that any expenses excluded from the expense cap are incurred.

Response:  The requested clarification has been made.

6.     Comment:  Please delete language from the Example paragraph that is not specifically required by Form N-1A.

Response:  The language has been deleted.

7.     Comment:  In the Item 4 principal investment strategies section, please add reference to “common stock” if that is the investment focus as seems to be the case when reading the Item 9 disclosure.

Response:  Because the first sentence of the Item 4 disclosure states that the fund invests primarily in common stocks, we have not added additional language.

8.     Comment:  In the Item 4 principal investment strategies section, what is the test used to determine that an entity is a U.S. company?

Response:  The first sentence of the Item 4 disclosure states that the fund invests primarily in common stocks of companies organized in the United States — the place of organization is the test used to determine whether an entity is a U.S. company.

9.     Comment:  In the Item 4 principal investment strategies section, what is the source of the information in the parenthetical in the first paragraph?  Also, please clarify the meaning of the second clause in the parenthetical.

Response:  The disclosure has been revised to clarify its meaning and the source of the information.

10.  Comment:  Please make sure that there is parallel disclosure in Item 4 and Item 9.

Response:  The two sections have been reviewed accordingly.

11.  Comment:  In the Item 4 principal risks section, please add the fact that the rights of common are subordinate to the rights of preferred shares and of debt holders.

Response:  The requested disclosure has been added.

12.  Comment:  In the Item 5 section, please add a subheading “Investment Adviser” and make “Portfolio Managers” a subheading in that section.

Response:  The requested revisions have been made.

13.  Comment:  In the Item 6 section, please delete the second, third, and fourth sentences.

Response:  The requested deletion has been made.

14.  Comment:  In the Item 7 section, please delete the second sentence.

Response:  The requested deletion has been made.

15.  Comment:  In the Item 8 section, please revise heading to match the heading in Form N-1A.

Response:  The requested revision has been made.

16.  Comment:  In the Item 9 principal investment strategies section, what is the source of the information in the parenthetical in the first paragraph?

Response:  The disclosure has been revised to clarify its source.

17.  Comment:  In the Item 9 principal investment strategies section, the reference to market cap in the fifth paragraph seems to be inconsistent with the earlier disclosure in that section.

Response:  The reference has been deleted.

18.  Comment:  In the “Who Should Invest in the Fund” section, should it be “common stock” rather than “equity securities”?

Response:  The disclosure has been clarified.

19.  Comment:  In the Net Asset Value section, please clarify that the Board has ultimate responsibility for the fair valuation process.

Response:  The requested clarification has been made.

20.  Comment:  Please confirm that all non-principal strategies and risks are disclosed in the SAI or revise the SAI accordingly and confirm that all principal strategies and risks are disclosed in the prospectus or revise accordingly.

Response:  The Trust confirms that the disclosure meets the requirements of Form N-1A.

21.  Comment:  In the SAI, please clarify whether the strategies are principal or non-principal.

Response:  The requested clarification has been made.

22.  Comment:  What is the status of the new board-related disclosure in the SAI?

Response:  The disclosure has been added.

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its registration statement, (ii) SEC staff comments or changes to disclosures in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement, and (iii) it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (202) 739-5778 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum